SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.
20549

FORM 11-K
ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2003

TENNANT COMPANY PROFIT SHARING AND
EMPLOYEE STOCK OWNERSHIP PLAN

COMMISSION FILE NO. 1-16191

TENNANT COMPANY
ATTN: RETIREMENT BENEFITS COMMITTEE
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MINNESOTA 55440
612-540-1554

wp/fin/0041z



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

By -

Patrick J. O'Neill, Chairman
Retirement Benefits Committee

Date – June 29, 2004

By -

Vicki L. Haugen, Secretary
Retirement Benefits Committee

Date – June 29, 2004

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the 2003 Annual Reports of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the "Plan") on Form 11-K for the period ended December 31, 2003, as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Patrick J. O'Neill, Chairman of the Retirement Benefits Committee and I, Vicki L. Haugen, Secretary of the Retirement Benefits Committee, of Tennant Company (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) The information contained in the Report fairly represents, in all material respects, the financial condition at the end of such period and the changes in net assets of the Plans for such period of the Plans.

Date: June 29, 2004

_____
Patrick J. O'Neill
Chairman
Retirement Benefits Committee

_____
Vicki L. Haugen
Secretary
Retirement Benefits Committee



TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Tennant Company:

We consent to incorporation by reference in the Registration Statement (No. 2-86844) on Form S-8 of Tennant Company, of our report dated May 28, 2004, relating to the statements of net assets available for plan benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan as of December 31, 2003 and 2002, the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the supplemental schedules as of December 31, 2003, which report appears in the annual report on Form 11-K of Tennant Company for the Tennant Company Profit Sharing and Employee Stock Ownership Plan for the year ended December 31, 2003.

KPMG LLP

Minneapolis, Minnesota
June 28, 2004

TENNANT COMPANY PROFIT SHARING AND
EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Trustees
Tennant Company Profit Sharing and
  Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Minneapolis, Minnesota
May 28, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.



Minneapolis Office
Celebrating
years
1904–2004

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003			2002		
	Unallocated	Allocated	Total	Unallocated	Allocated	Total
Assets:						
Cash and equivalents	$ —	—	—	—	4,042,187	4,042,187
Investments at fair value:						
Investments in registered mutual funds	3,469	183,478,054	183,481,523	55,080	149,966,340	150,021,420
Tennant Company common stock:						
Allocated	—	48,167,187	48,167,187	—	36,405,538	36,405,538
Unallocated	12,985,194	—	12,985,194	11,405,762	—	11,405,762
Loans to participants	—	3,102,503	3,102,503	—	2,738,892	2,738,892
Total investments	12,988,663	234,747,744	247,736,407	11,460,842	189,110,770	200,571,612
Contributions due from contributing employees	—	—	—	—	25,375	25,375
Contributions due from Tennant Company	—	1,772,923	1,772,923	—	1,460,981	1,460,981
Accrued income	1,086	192,405	193,491	1,911	—	1,911
Total assets	12,989,749	236,713,072	249,702,821	11,462,753	194,639,313	206,102,066
Liabilities:						
Fees payable	—	(48,546)	(48,546)	—	(35,064)	(35,064)
Refund of employee contributions	—	—	—	—	(14,209)	(14,209)
ESOP note payable to Tennant Company	(9,054,512)	—	(9,054,512)	(10,119,529)	—	(10,119,529)
Total liabilities	(9,054,512)	(48,546)	(9,103,058)	(10,119,529)	(49,273)	(10,168,802)
Net assets available for plan benefits	$ 3,935,237	236,664,526	240,599,763	1,343,224	194,590,040	195,933,264

See accompanying notes to financial statements.

TENNANT COMPANY PROFIT SHARING AND
EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

	Unallocated	Allocated	Total
Investment income:			
Net appreciation in fair value of investments	$ 2,482,018	41,790,632	44,272,650
Interest	8,844	208,866	217,710
Dividends	—	3,086,056	3,086,056
Dividends – Tennant common stock	266,889	949,571	1,216,460
	2,757,751	46,035,125	48,792,876
Interest expense	(1,017,013)	—	(1,017,013)
Administrative expense	(15,146)	(70,307)	(85,453)
Net investment income	1,725,592	45,964,818	47,690,410
Contributions:			
By employees through 401(k)	—	6,661,161	6,661,161
By Tennant Company	—	4,065,124	4,065,124
Rollovers/adjustments	—	558,744	558,744
Total contributions	—	11,285,029	11,285,029
Distributions to plan participants:			
Cash	—	(14,309,166)	(14,309,166)
Total distributions	—	(14,309,166)	(14,309,166)
Transfers between Allocated and Unallocated Funds	1,769,052	(1,769,052)	—
Allocation of 49,981 shares	(902,631)	902,631	—
Transfers in from merger of Plans	—	226	226
Increase in net assets	2,592,013	42,074,486	44,666,499
Net assets available for plan benefits:			
Beginning of year	1,343,224	194,590,040	195,933,264
End of year	$ 3,935,237	236,664,526	240,599,763

See accompanying notes to financial statements.

(1)   **Summary of Significant Accounting Policies**

   (a)   *Basis of Presentation*

   The accompanying financial statements have been prepared on the accrual basis of accounting.

   (b)   *Investments*

   The Vanguard Group Fiduciary Trust Company and US Bank National Association (the Trustees) hold the Plan's investment assets and execute transactions therein based upon instructions received from the Plan Administrator, Tennant Company, and the participants of the Tennant Company Profit Sharing and Employee Stock Ownership Plan (the Plan).

   Loans to participants are stated at their unpaid principal balances.

   Tennant Company common stock is stated at the quoted market value as reported by the New York Stock Exchange.

   The investments in registered mutual fund companies represent the quoted market value of the net assets of the respective funds.

   Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is accrued as earned.

   (c)   *Cost and Expenses*

   All permitted administrative expenses are paid by the Plan and charged to participant accounts.

   (d)   *Use of Estimates*

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reported period. Actual results could differ from those estimates.

   (e)   **Risks and Uncertainties**

   The Plan provides for investment in a variety of investment funds, including Tennant Company common stock. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

(2) Plan Description

(a) General

The following brief description of the Plan is provided for general purposes only. Participants should refer to the Plan description for complete information. The Plan is a defined contribution plan sponsored by Tennant Company (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 22, 1990, the board of directors of the Company amended the Plan, which authorized the immediate establishment of a leveraged Employee Stock Ownership Plan (ESOP) that is part of the Plan (formerly the Tennant Company Profit Sharing Plan).

The ESOP trustee, US Bank National Association, purchased $17.5 million of Company stock for the ESOP in the open market. The $17.5 million common stock purchase is financed by a 20-year, 10.05% per annum interest-bearing loan from the Company to the ESOP. The terms of the loan agreement provide for the trustee to pay the Company annual interest payments on December 31 and to pay the unpaid principal amount of the loan in full on December 31, 2009. The loan balance was $9,054,512 and $10,119,529 at December 31, 2003 and 2002, respectively. The scheduled amortization of the loan for the six years subsequent to December 31, 2003 is as follows: 2004 – $1,172,051, 2005 – $1,289,843, 2006 – $1,419,472, 2007 – $ 1,562,129, 2008 – $1,719,123, and 2009 – $1,891,895. Principal on the loan may be repaid at any time without penalty. As the Plan makes payments of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Internal Revenue Code of 1986. For the year ended December 31, 2003, 49,981 shares were allocated to participant accounts. The Trustee will repay the loan principal and related interest charges using dividends on the common shares of leveraged Stock held by the ESOP and the Company's future contributions to the trust.

Effective December 31, 2002, the Company merged the Tennant Commercial Retirement Savings Plan into the Tennant Company Profit Sharing and Employee Stock Ownership Plan (ESOP Plan). Legal title of assets in the amount of $4,400,842 were transferred to the ESOP Plan on December 31, 2002.

Any U.S. employee is immediately eligible to participate in the 401(k) component of the ESOP Plan and receive matching contributions. Eligibility to participate in the company profit sharing contribution requires completion of one year of service in which at least 1,000 hours are worked. The full value of a participant's account is payable following termination of employment under any of the following circumstances:

a. Normal retirement at age 65.

b. Retirement at any time between the age of 55 and 65.

c. Disability retirement at any age.

d. Voluntary termination of employment by employee.

(Continued)

f.   Termination of the Plan.

If termination of employment occurs as a result of death, participant beneficiaries will receive the full value of all of the participants' accounts.

Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Retirement Benefits Committee shall direct the Trustee to pay all liabilities and expenses and to sell shares of financed stock held in the loan suspense account to the extent it determined such sale to be necessary in order to repay the loan.

Vesting

Employees are 100% vested in contributions made to the Plan on their behalf, which includes employer matching contributions and profit sharing contributions.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Tennant Stock into investments which are more diversified. Participants who are at least age 55 and are participating in the Plan may elect to diversify a portion of their account immediately when the Tennant Stock is received. There is a minimum holding period on the Tennant Stock until August 1 of the year following the year in which the contributions were made. The holding period does not apply for participants over age 55, if a participant retires, or otherwise ceases employment with the Company.

(b)   Overview of Accounts

Six separate accounts have been established for allocating contributions to the Plan—the Retirement Account, Individual Shelter Account, Deferred Investment Account, Rollover Account, Withdrawable Investment Account, and the Employee Stock Ownership (ESOP) Account.

Retirement Account

The Retirement Account is available only to employees of the Company who, on December 31, 1981, elected not to participate in the Tennant Company Retirement Plan (the defined benefit plan). Prior to January 1, 2001 the Company contributed to the account up to 10% of profit sharing certified earnings, as defined, based on the Company's return on average consolidated invested capital. Subsequent to January 1, 2001, no further contributions are being made to this account.

Individual Shelter Account

Each year participants may defer a portion of their salaries (up to 25% of profit sharing certified earnings, as defined, subject to certain limits) which is put in the participants' Individual Shelter Accounts [401(k)].

Deferred Investment Account

Tennant Company's matching contribution and supplemental contributions made with respect to plan years prior to 1990 were credited to the Deferred Investment Account. No additional contributions were made to this account from 1990 to 2000. In 2001, matching contributions made in the form of cash were credited to this account as well as supplemental contributions for the 2003 and 2002 Plan years. Future supplemental contributions determined by the Company to be paid in cash will be credited to the deferred investment account as well.

Rollover Account

Beginning October 1, 1993, all rollover contributions received by the Plan are deposited into the Rollover Account. These contributions are eligible to be withdrawn by the participant in accordance with the Plan.

Withdrawable Investment Account

Prior to January 1, 1987, participants were permitted to make voluntary contributions to their Withdrawable Investment Accounts, up to 10% of their total cumulative compensation from the Company for all the years in which they participated in the Plan. Effective January 1, 1987, such contributions are no longer permitted. Amounts contributed prior to January 1, 1987 shall continue to be held in the participant's Withdrawable Investment Account until distributed in accordance with the Plan.

ESOP Account

The Company makes a matching contribution of 75% of the first 4% of the eligible participant's certified earnings, as defined, for a maximum contribution of 3% of profit sharing certified earnings, with Tennant Company common stock. Each eligible participant's ESOP Account is credited with the Company's matching contribution.

In addition, the Company makes a supplemental contribution to the participants, depending upon profitability, guaranteed to be at least 2% of a participant's certified earnings, as defined. If leveraged stock remains after the allocation of matching contributions as noted above, the remaining shares will be used to satisfy the supplemental benefits due. Any benefit that is not satisfied by releasing leveraged shares, may at the companies discretion be made in the form of un-leveraged ESOP stock and credited to this account.

If the supplemental contribution for the year is 3.5% or higher, 3% is deferred and credited to the participant's account with the excess paid to the participant in cash.

In January 1991, all shares remaining in trust that were contributed to participants in the Deferred Investment Account prior to 1987 were transferred to the ESOP Account. These shares will remain in this account until distributed in accordance with the Plan.

(Continued)

(c) *Investment Options*

Under the terms of the Plan, participants may elect separate funds for the purpose of investing such contributions. All assets are held in a trust and invested in the different funds described below:

The Vanguard Funds consist of 5 funds including equities, balanced, and money market funds that are managed by The Vanguard Group, Inc. All investments made to these funds are participant directed.

The Tennant Company Stock Fund and ESOP Stock Fund are invested in shares of Tennant Company common stock, with a small portion remaining in cash reserves.

Alliance Premiere Growth Fund is a large cap growth fund managed by Alliance Asset Management. All investments in this fund are participant directed. The Retirement Benefits Committee has approved the removal of the Alliance Fund as an investment option and will replace it with the Vanguard Growth Index Fund on January 15, 2004.

Metropolitan West Total Return Bond Fund is a core bond fund managed by Metropolitan West Asset Management. All investments in this fund are participant directed.

The Putnam International Growth Fund is a core international fund managed by The Putnam Group of Mutual Funds. All investments in this fund are participant directed. The Retirement Benefits Committee has approved the removal of the Putnam International Growth Fund as an investment option and will replace it with the Vanguard Developed Markets Index on January 15, 2004.

The First American Prime Obligation Fund is not an option for investment by participants, but is for investment of cash during the year in the unallocated ESOP accounts until the loan payment is due.

The Vanguard Prime Money Market Fund is not an option for investment by participants, but is used to facilitate daily trading in the Tennant Stock Funds.

Prior to January 1, 2001, profit-related retirement contributions were deposited in the Vanguard Funds. Subsequent to January 1, 2001, no further contributions are being made. Participants can transfer their plan account accumulations between funds, subject to certain limitations.

The Company's matching and supplemental contributions (as determined by the company) are made in Tennant Company stock and deposited in the ESOP Stock Account. Participants must hold these shares until July 31 following the year in which the shares were obtained or until age 55, whichever comes first.

Participants can request a loan amount not to exceed 50% of the value of their balances, less the highest outstanding loan balance held in the past 12 months. Interest charged on such loans is established at a fixed rate of 2% above the Prime Rate as published in the Wall Street Journal as of the last day of the prior month.

8 (Continued)

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Participants can request a loan amount not to exceed 50% of the value of their balances, less the highest outstanding loan balance held in the past 12 months. Interest charged on such loans is established at a fixed rate of 2% above the Prime Rate as published in the Wall Street Journal as of the last day of the prior month.

(3) Net Appreciation in Fair Value of Investments

The net appreciation in fair value of investments (including investments bought, sold, and held during the year) for the year ended December 31, 2003 was as follows:

Tennant Company common stock	$ 15,750,960
Registered Mutual Fund Companies	28,521,690
Total	$ 44,272,650

The cost of investments sold was determined using the average cost method.

(4) Investments

The following investments, as of December 31, 2003 and 2002, represented 5% or more of the Plan's net assets:

	Principal amount or number of shares	Market value
2003:		
Vanguard Group of Mutual Funds:		
Explorer	205,749	$ 13,501,277
Windsor I	2,019,359	32,834,775
Federal Money Market	33,798,261	33,798,261
Wellington	1,309,302	37,721,002
Index 500	384,051	39,430,545
Metropolitan West Total Return Bond Fund	1,411,540	14,002,476
Tennant Company common stock	1,414,041	61,152,381
2002:		
Vanguard Group of Mutual Funds:		
Windsor I	1,999,690	$ 23,996,275
Federal Money Market	37,271,170	37,271,170
Wellington	1,322,802	32,488,024
Index 500	332,462	26,979,335
Metropolitan West Total Return Bond Fund	1,293,897	12,033,239
Tennant Company common stock	1,466,538	47,811,300

9 (Continued)

The Plan's investments in Tennant Stock at December 31, 2003 and 2002 are presented in the following table:

Tennant Company common shares	2003		2002	
	Allocated	**Unallocated**	**Allocated**	**Unallocated**
Number of shares	1,114,152	299,889	1,116,668	349,870
Cost	$ 27,001,883	5,415,575 $	27,658,029	6,318,162
Market	$ 48,167,187	12,985,194 $	36,405,538	11,405,762

(5) Party-in-interest Transactions

The Plan invests in securities issued by the Trustees and by the Company. These party-in-interest transactions are exempt under Section 408(b)(8) of ERISA.

The Plan has also entered into a loan agreement with the Company for the purchase of $17.5 million of company stock [note 2(a)].

During 2002, the Department of Labor (DOL) reviewed the Plan and noted that certain provisions of the agreement relating to the release of shares held for collateral did not meet ERISA requirements. The DOL also noted that certain provisions of the loan regarding loan amortization and language affecting the arm's length standards violated ERISA Section 2520.408(b). The DOL acknowledged the correction of this issue with an amendment to the original loan agreement executed by the Plan and the bank, which did not impact the Plan's financial position, net assets available for benefits, or participants' individual accounts.

(6) Federal Income Taxes

On June 30, 2003, Tennant Company received a tax determination letter stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code and the trust created thereunder is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. It is the opinion of the Company that the Plan and trust continue to meet the requirements for qualification under the Internal Revenue Code. Annual employer contributions to the Plan and investment earnings and gains of the Plan are not taxable to plan participants until the plan accumulations are withdrawn by participants or distributed to them upon retirement.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
* Registered Investment Companies:		$
Alliance Premiere Growth	Mutual Fund, 1,031,873 shares	9,472,593
Metropolitan West Total Return Bond	Mutual Fund, 1,411,540 shares	14,002,476
Putnam International	Mutual Fund, 115,990 shares	2,396,350
Vanguard Wellington	Mutual Fund, 1,309,302 shares	37,721,002
Vanguard Windsor I	Mutual Fund, 2,019,359 shares	32,834,775
Vanguard Explorer	Mutual Fund, 205,749 shares	13,501,277
Vanguard Index 500	Mutual Fund, 384,051 shares	39,430,545
Vanguard Federal Money Market	Mutual Fund, 33,798,261 shares	33,798,261
Vanguard Prime Money Market	Mutual Fund, 320,775 shares	320,775
First American Prime Obligation Fund	Mutual Fund, 3,469 shares	3,469
Total mutual funds		183,481,523
* Tennant Company common stock	Common stock, 1,414,041 shares, par value $0.375; cost is $32,417,458	61,152,381
* Vanguard Fiduciary Trust	Loans to participants, ranging between 6.25 and 11.5%	3,102,503
		$ 247,736,407

* Represents party-in-interest

See accompanying report of independent registered public accounting firm.

TENNANT COMPANY PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule of Reportable Transactions

Year ended December 31, 2003

Series of transactions (involving one security) which exceed 5% of beginning net assets

Identify of party involved	Description of asset	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
*The Vanguard Group, Inc.	Vanguard 500 Index Fund	$ 9,559,098	—	—	9,559,098	—
		—	5,082,107	5,178,399	5,082,107	(96,292)
	Vanguard Federal Money Market	10,946,495	—	—	10,946,495	—
		—	14,419,404	14,419,404	14,419,404	—
	Vanguard Wellington	5,669,580	—	—	5,669,580	—
		—	5,872,116	6,144,286	5,872,116	(272,170)

*Represents party-in-interest.

Note: The above data are based on or developed from information certified by the Trustee as complete and accurate.

See accompanying report of independent registered public accounting firm.

12